Exhibit 99.7

Allied Gold Corporation

2024

Notice of Annual Meeting of Shareholders

Management Information Circular

Table of Contents

NOTICE OF OUR 2024 ANNUAL MEETING OF SHAREHOLDERS	2
ABOUT THE SHAREHOLDER MEETING	3
HOW TO VOTE	4
CHANGING YOUR VOTE	6
BUSINESS OF THE MEETING	7
CURRENCY AND EXCHANGE RATE INFORMATION	8
THE TRANSACTION	8
ABOUT THE NOMINATED DIRECTORS	8
DIRECTOR BIOGRAPHIES	10
DIRECTOR SHARE OWNERSHIP	19
DIRECTOR MEETING ATTENDANCE	20
OUR GOVERNANCE PRACTICES	21
ABOUT THE BOARD	22
BOARD OF DIRECTOR COMPENSATION	30
COMPENSATION DISCUSSION AND ANALYSIS	32
INDEPENDENT AND OBJECTIVE ADVICE	32
COMPENSATION GOVERNANCE	33
COMPENSATION PHILOSOPHY	36
COMPENSATION BENCHMARKING	36
ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS	37
PERFORMANCE GRAPH	40
SUMMARY COMPENSATION TABLE	40
EQUITY COMPENSATION PLANS	42
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	46
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	46
RETIREMENT BENEFITS	47
TERMINATION AND CHANGE OF CONTROL	48
OTHER INFORMATION	52
APPENDIX A	53
APPENDIX B	56

NOTICE OF OUR 2024 ANNUAL MEETING OF SHAREHOLDERS

When Friday, May 10, 2024 11:00 a.m. (Toronto time)	Where St. Andrew's Hall 150 King Street West, 27th Floor Toronto, ON M5H 1J9

You have received this management information circular because you owned common shares of Allied Gold Corporation (“Allied”) on March 28, 2024 (the record date set by the board of directors) and are entitled to vote at our 2024 annual meeting of shareholders.

Management is soliciting your proxy for the meeting. We are soliciting proxies mainly by mail; however, an Allied employee may also contact you.

Information in this circular is as of March 28, 2024 unless stated otherwise. All dollar amounts are in United States (US) dollars based on the close of business exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

On March 26, 2024, the board of directors approved the contents of this circular and authorized us to send it to all registered shareholders of record.

By order of the board of directors,

“Sofia Tsakos”

Sofia Tsakos

Chief Legal Officer and Corporate Secretary

Allied Gold Corporation

Toronto, Ontario

March 28, 2024

ABOUT THE SHAREHOLDER MEETING

Who can vote

If you held our common shares as of our record date of March 28, 2024, you’re entitled to vote at our 2024 annual meeting. Each common share (the “Common Shares”) in the capital of Allied Gold Corporation (“Allied” or the “Company”) entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote, as required by the Business Corporations Act (Ontario). Our transfer agent, Computershare Trust Company of Canada (“Computershare”), will have a copy at their office if you want to review it.

As of March 28, 2024, we had 250,724,253 Common Shares issued and outstanding. Management and the board of directors own an aggregate of 55,934,912 Common Shares (representing 22.3% of the issued and outstanding Common Shares), and are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over Common Shares carrying more than 10% of the voting rights, other than: (a) Orion Mine Finance Fund III LP beneficially owns or controls, directly or indirectly, 38,142,938 Common Shares (representing approximately 15.21% of the issued and outstanding Common Shares), and through OMF Fund III (F) Ltd. controls 23,899 convertible debentures of the Company convertible into approximately 4,127,633 Common Shares (based on a conversion price equal to $5.79 per Common Share) under the terms of the convertible debentures; (b) Justin Dibb beneficially owns or controls, directly or indirectly, 27,505,431 Common Shares (representing approximately 10.97% of the issued and outstanding Common Shares), including through certain trusts and corporate entities controlled by Mr. Dibb, and 12,500 convertible debentures of the Company, convertible into approximately 2,158,894 Common Shares (based on a conversion price equal to $5.79 per Common Share) under the terms of the convertible debentures of the Company; and (c) Knightsbridge Capital Corp. beneficially owns or controls, directly or indirectly, 30,529,776 Common Shares (representing approximately 12.18% of the issued and outstanding Common Shares).

Notice-and-Access

The Company is using the notice-and-access system under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to distribute its notice of meeting, the form of proxy, the voting information form and this circular to both registered and non-registered shareholders.

Under notice-and-access, rather than the Company mailing paper copies of the proxy-related materials to shareholders, the materials can be accessed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or on the Company’s website at https://www.alliedgold.com/investors/investor-resources/. The Company has adopted this alternative means of delivery for its proxy-related materials in order to reduce paper use and printing and mailing costs.

Shareholders will receive a notice package by prepaid mail, which will contain the form of proxy, the voting information form, information on notice-and-access and how shareholders may access an electronic copy of the proxy materials, and how they may request a paper copy of the circular, if they so choose, in advance of the meeting and for a full year following the meeting.

Shareholders will not receive a paper copy of the circular unless they contact the Company toll free at 1-833-911-9766 or by email at IR@alliedgold.com. For shareholders who wish to receive a paper copy of the circular and our 2023 annual report in advance of the voting deadline for the meeting, requests must be received no later than April 24, 2024.

Shareholders with questions about notice-and-access may contact Computershare at 1-866-964-0498.

Registered shareholders

You are a registered shareholder if you have a share certificate in your name.

Non-registered shareholders

Many of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either an intermediary or a clearing agency that acts on behalf of your nominee.

HOW TO VOTE

Shareholders will be unable to vote at the meeting via webcast and will be required to attend the meeting in person to vote, or complete and submit a proxy form or voting instruction form in advance of the meeting if they wish to have their vote counted at the meeting.

Registered shareholders

You will receive a Notice Package (see “Notice-and-Access” above).

If you are a registered shareholder, you may vote, by attending the meeting in person, or by completing the proxy form or voting instruction form and delivering it according to the instructions contained in the proxy or voting instruction form, respectively, and this circular.

Voting by proxy

Voting by proxy means appointing a proxyholder to vote your Common Shares according to your instructions. You can appoint anyone you choose – the person does not need to be a shareholder.

The executive officers named in the proxy form (i.e. the Allied proxyholders) will act as your proxyholder and vote your shares according to your instructions unless you appoint someone else to be your proxyholder (see below).

If you appoint the Allied proxyholders and don’t indicate your voting instructions, they will vote your shares:

•	for the nominated directors

•	for the appointment of the auditors

A registered shareholder has the right to appoint a different person or company, who not need be a shareholder, as proxyholder/alternate proxyholder to represent the registered shareholder at the meeting by striking out the names of the persons named in the proxy and inserting the name of that other person or company in the blank space provided. If you leave a space on the proxy blank, those directors and/or officers named on the proxy will be appointed to act as your proxy holder.

If you do not indicate your voting instructions your proxyholder can vote as they see fit.

How to send us your proxy form

You can send your completed proxy form to Computershare by phone, fax, mail, or the internet, as described below, or by following the instructions on the proxy form included in your package:

1.	Internet - Go to www.investorvote.com, enter your 15-digit control number and provide your voting instructions.

2.	Telephone - Call 1-866-732-VOTE (8683) from a touch-tone phone and follow the automatic voice recording instructions to vote. You will need your 15-digit control number from your proxy to vote.

3.	Fax - Complete your voting instructions, sign and date the proxy and fax it to Computershare at 1-866-249-7775 (for registered shareholders in Canada and the US) or 1-416-263-9524 (for registered shareholders outside Canada and the US).

4.	Mail – Complete, sign and date your form of proxy and send it to: Computershare Investor Services Inc. Attention: proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

Computershare must receive the completed form by 4 p.m. (Toronto time) on May 8, 2024. If the meeting is postponed or adjourned, Computershare must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

Questions?

Call Computershare at 1-800-564-6253 or 514-982-7555.

Non-registered shareholders

You will receive a Notice Package (see “Notice-and-Access” above).

Shareholders are “non-registered” shareholders if the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a non-registered shareholder are registered either: (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the Common Shares; or (ii) in the name of a clearing agency of which the intermediary is a participant.

If you are a non-registered shareholder, the documents that you receive, and who you receive them from, will vary depending upon whether you are a non-objecting beneficial owner (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an objecting beneficial owner (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you if you follow the procedures outlined below.

NOBOs

If you are a NOBO, and unless you have previously informed your intermediary that you do not wish to receive materials relating to the meeting, you should receive or have already received from the Company or its agent a notice-and-access notification and a voting instruction form or form of proxy. These security holder materials are being sent to both registered shareholders and non-registered shareholders. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding the Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form or form of proxy.

If you wish to vote yourself, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with Computershare, or, if you request on the voting instruction form, we will send you a proxy that will grant you or your appointee the right to vote on your behalf. If you have an appointee vote on your behalf, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. If you do not return your voting instructions as specified in the voting instruction form, your Common Shares will not be voted.

OBOs

The Company will pay for Intermediaries to forward the proxy-related materials. If you receive or have already received from your intermediary either a voting instruction form or a proxy, follow the instructions provided in order to ensure your Common Shares are voted in accordance with your instructions. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow for providing voting instructions by telephone, on the Internet, by mail or by fax.

A non-registered shareholder has the right to appoint a different person or company, who not need be a shareholder, as proxyholder/alternate proxyholder to represent the non-registered shareholder at the meeting by striking out the names of the persons named in the proxy and inserting the name of that other person or company in the blank space provided. If you leave a space on the proxy blank, those directors and/or officers named on the proxy will be appointed to act as your proxy holder.

Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions. Non-registered shareholders can also vote online or by telephone:

1.	Internet - Go to www.proxyvote.com, enter your 16-digit control number and provide your voting instructions.

2.	Telephone - Call the toll-free number listed on your voting instruction form from a touch-tone phone and follow the automatic voice recording instructions to vote. You will need your 16-digit control number to vote.

CHANGING YOUR VOTE

You can provide new voting instructions if you change your mind about how you want to vote your shares.

Registered shareholders

Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, ON, Canada M5J 2J3

Attention: Sofia Tsakos, Chief Legal Officer and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on May 8, 2024 or in any other manner permitted by law.

Non-registered shareholders

Follow the instructions provided by your intermediary to revoke your proxy.

BUSINESS OF THE MEETING

1. Receive the financial statements (available at www.alliedgold.com)

You’ll receive management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2023.

2. Elect the directors

Management recommends you vote for each nominated director

You’ll vote on electing nine directors to the board for a term of one year. All of the nominated directors have expressed their willingness to serve.

You can vote for or withhold your vote for the following individuals:

1. John Beardsworth 2. John Begeman 3. Pierre Chenard 4. Justin Dibb 5. Richard Graff	6. Peter Marrone 7. Daniel Racine 8. Jane Sadowsky 9. Dino Titaro

3. Appoint the auditors (see also our annual information form at www.alliedgold.com or on our profile at www.sedarplus.ca)

Management recommends you vote for the appointment of KPMG as our auditors

You’ll vote to appoint KPMG LLP (“KPMG”) as our external auditors until the end of the next annual meeting. You will also be asked to authorize the directors of the Company to fix KPMG’s renumeration.

Effective March 26, 2024, KPMG LLP were appointed auditors of the Company following the resignation of BDO UK LLP (“BDO”) at the request of the Company. The termination of BDO and the appointment of KPMG was recommended by the audit committee of the board and approved by the board. Attached to this circular as Appendix B is a copy of the reporting package, as defined in NI 51-102, that was filed with the requisite securities regulatory authorities. The reporting package consists of (i) the notice of change of auditor advising that the Company appointed KPMG as the auditors of the Company effective March 26, 2024 to fill the vacancy caused by the termination of BDO on the same date, that no reports of BDO on any of the Company’s financial statements expressed a modified opinion, and that there has been no reportable events, as defined by NI 51-102; and (ii) a letter from each of BDO as former auditor and KPMG as successor auditor confirming their agreement with the information contained in notice of change of auditor.   The table below shows the fees paid to the Company’s auditors in 2022 and 2023, including to Davidson & Company LLP in 2022 and in 2023 until the completion of the Transaction (as defined herein) on September 7, 2023, and to BDO from September 7, 2023 through December 31, 2023.

Cdn$, year ended December 31	BDO 2023		Davidson 2023(1)		Davidson 2022
Audit fees for audit services.		$4,949,000	$	Nil		$9,109.80
Audit-related fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not disclosed above.		$121,000	$	Nil	$	Nil
Tax fees for professional services for tax compliance, tax advice and tax planning	$	Nil	$	Nil	$	Nil
All other fees for all other services not captured above.	$	Nil	$	Nil	$	Nil
Total fees		$5,070,000	$	Nil		$9,109.80

Note:

(1) No audit work was performed by Davidson & Company LLP in 2023.

4. Other business

We’re not aware of any other business that may properly be brought before the meeting.

CURRENCY AND EXCHANGE RATE INFORMATION

This circular contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Cdn$”.

THE TRANSACTION

On September 7, 2023, the Company closed its business combination (the “Transaction”) with, inter alios, Allied Gold Corp Limited (“Allied Jersey”) and Allied Merger Corporation (“AMC”), pursuant to which, among other things, the former security holders of Allied Jersey and AMC were issued securities in the capital of the Company in exchange for their security holdings. In connection with the Transaction, the Company changed its name from “Mondavi Ventures Ltd.” to “Allied Gold Corporation” and its Common Shares and convertible debentures commenced trading on the Toronto Stock Exchange (“TSX”) effective September 11, 2023. Prior to completion of the Transaction, AMC completed a brokered private placement (the “Financing”) of common share subscription receipts (“CS Subscription Receipts”) and unsecured convertible debenture subscription receipts (“CD Subscription Receipts”) for aggregate gross proceeds of approximately $267 million, of which certain directors and officers of the Company participated for an aggregate of approximately $63.5 million, with Mr. Marrone representing approximately $28.05 million of such participation. The CS Subscription Receipts and CD Subscription Receipts were converted and the underlying securities issued were exchanged and securityholders received Common Shares and convertible debentures of the Company upon the closing of the Transaction.

In connection with completing the Transaction, Allied Jersey agreed to make certain severance, accumulated bonus and other accrued entitlement payments to senior management of Allied Jersey, including Mr. Dibb, pursuant to the terms of existing executive services agreements and separation and release agreements, a portion of which was reinvested into the Company.

At an annual and special meeting of the shareholders of the Company held on July 17, 2023, shareholders of the Company were asked to approve, among annual matters, certain special business matters in connection with the completion of the Transaction including the election of the proposed directors of the Company to take effect contingent upon the closing of the Transaction. Upon completion of the Transaction, the previous directors of the Company, being Scott Ackerman, Brent Ackerman and Rick Cox resigned and each of Peter Marrone, Justin Dibb, John Beardsworth, John Begeman, Richard Graff, Daniel Racine, Jane Sadowsky, Pierre Chenard and Dino Titaro became the directors of the Company.

For further details regarding the Transaction, see the Company’s annual information form for the year ended December 31, 2022 and material change report, each dated September 7, 2023, available under the Company’s profile at www.sedarplus.ca.

ABOUT THE NOMINATED DIRECTORS

Size of the board

According to our articles and the Business Corporations Act (Ontario), our board must have three to 15 directors. You will be voting on electing nine directors to our board on May 10, 2024.

Diversity and board renewal

We consider all forms of diversity, including the level of representation of women, Indigenous peoples, persons with disabilities and members of visible minorities, age, culture, and geographic background in conjunction with other factors such as experience, skills, capability and other relevant qualifications when assessing potential director candidates.

The nine directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, risk management, metallurgy, mergers and acquisitions, and international business, key skills for overseeing our affairs and guiding our strategic growth. When considering candidates for a renewed board, we balance collaboration and efficiency with diverse expertise, perspectives and skills.

Elected directors will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors in this circular, including information they’ve provided about the Common Shares they beneficially own, control or direct, either directly or indirectly, and any stock options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs”) they beneficially own, directly, as at March 28, 2024.

Majority voting

In accordance with the requirements of the TSX, the board has adopted a majority voting policy that will require a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders to tender a resignation to the corporate governance and nominating committee promptly following the applicable meeting of shareholders. Under the terms of the majority voting policy, our corporate governance and nominating committee will be required to consider such resignation and make a recommendation to our board on whether to accept such resignation. The board will accept such resignation unless it determines, in consultation with the corporate governance and nominating committee, that there are exceptional circumstances that would warrant the director continuing to serve on the board, as determined by the board in accordance with its fiduciary duties to the Company. Our board will be required to make its decision within 90 days following the relevant meeting of shareholders and promptly announce its decision in a press release, including the reasons for such decision if the board does not accept the resignation. A director who tenders a resignation pursuant to the majority voting policy will not be permitted to participate in any meeting of our board or our corporate governance and nominating committee at which the resignation is considered.

Related party transactions

Allied’s related party transactions policy states that the disinterested members of the audit committee are responsible for reviewing and evaluating related party transactions. The policy defines "related party" and a "related party transaction" in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The audit committee will conduct a reasonable review and oversee all related party transactions and such transactions will be prohibited if audit committee determines it to be inconsistent with the interests of the company and its shareholders. The review will consider, among other matters required by law, the nature of the benefit to be conferred on the related party, the extent of the related party’s interest in the transaction, the business reasons for the related party transaction, whether the related party transaction would impair the independence of the outside director and whether the related party transaction would constitute an improper conflict of interest for any officer or director. Furthermore, the company will maintain reasonable and effective procedural safeguards designed to ensure that related party transactions are identified and addressed in accordance with applicable laws and financial reporting requirements. Among such safeguards, management and the audit committee will review any potential related party transactions on at least a quarterly basis.

DIRECTOR BIOGRAPHIES

The information included in each of the following biographies regarding 2023 meeting attendance and compensation reflects the period following completion of the Transaction to December 31, 2023 (note the sustainability committee did not meet during this stub-period).

John Beardsworth

Age: 69

Virginia, United States

Lead Director

Director/Lead Director since September 2023 / Independent

Areas of expertise

• Other Extractive Industries

• Risk Management

• Finance/Accounting

• Capital Markets

• International Business

• Governance

• Compensation

John Beardsworth retired in 2021 as a senior partner of the law firm Hunton Andrews Kurth LLP (“Hunton”), where he served multiple terms as a member of the firm’s Executive Committee and Partnership Admission Committee. Mr. Beardsworth also served for ten years as Global Head of Hunton’s Business Practice Group and he served as Chair of the American Bar Association’s Infrastructure and Regulated Industries Section. Mr. Beardsworth is an Honorary Lecturer at the University of Dundee’s Center for Energy, Petroleum and Mineral Law and Policy. With over 40 years of experience, he focused his practice on energy and infrastructure transactions and finance, particularly in the oil, gas, electricity, mining and infrastructure sectors. Prior to retiring, Mr. Beardsworth served as Hunton’s relationship Partner for the World Bank, the International Finance Corporation, the U.S. International Development Finance Corporation, the Port Authority of Virginia, the U.S. Department of Energy and multiple sovereign Governments throughout the world, including many in Africa. In Chambers rankings, Mr. Beardsworth is one of two lawyers worldwide ranked with the highest “Senior Statespeople” designation for Africa Infrastructure Projects and Energy.

Mr. Beardsworth is an internationally recognized author and speaker on the development and financing of energy, extractive industries, renewables and infrastructure projects with a particular focus on Africa and emerging markets. He is a co-author of the World Bank’s ground-breaking treatise on resource-financed infrastructure and his work in Africa has been the subject of feature articles. Mr. Beardsworth has undertaken speaking and lecturing assignments in North and South America, Africa, Europe and Africa, generally with a focus on emerging market development and finance.

2023 meeting attendance		%	2023 compensation
Board of Directors	4/4	100%	Total compensation	$58,795
Compensation Committee	1/1	100%	Amount received as DSUs	Nil
Corporate Governance and Nominating Committee	1/1	100%	DSUs of total compensation	0%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	116,053	Nil	100,000	216,053

Other public company boards
N/A

John Begeman

Age: 69

South Dakota, United States

Director

Director since September 2023 / Independent

Areas of expertise

• Mining Operations

• Other Extractive Industries

• Risk Management

• Sustainability

• Finance/Accounting

• Capital Markets

• International Business

• Governance

• Project Management/Technical Services

• Compensation

John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of i-80 Gold Corp. and Pan American Silver.

Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of African Gold Group, the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. (“Goldcorp”). Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base of experience that the board and management can draw on.

Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-Institute of Corporate Directors (“ICD”) Directors Education program and is a member of the ICD with the ICD.D designation. He is also a member of the National Association of Corporate Directors (“NACD”) and is NACD Directorship Certified.

2023 meeting attendance		%	2023 compensation
Board of Directors	4/4	100	Total compensation	$58,795
Audit Committee	2/2	100	Amount received as DSUs	Nil
Sustainability Committee (Chair)	N/A	N/A	DSUs of total compensation	0%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	112,379	Nil	100,000	212,379

Other public company boards
Pan American Silver Corp.
i-80 Gold Corp.

Pierre Chenard

Age: 63

Quebec, Canada

Director

Director since September 2023 / Not Independent

Areas of expertise

• Other Extractive Industries

• Risk Management

• Sustainability

• Finance/Accounting

• Capital Markets

• International Business

• Governance

• Board

• Audit

• Governance

• Sustainability

• Compensation

Pierre Chenard has held various roles in both the corporate development and legal areas over the past 35 years. From February 2021 up until the closing of the Transaction in September 2023, Mr. Chenard was Executive Director of Allied Gold Corp Limited. From April 2019 to February 2021, he was Executive VP, Corporate Development & Strategy at AngloGold Ashanti. Prior to that, Mr. Chenard spent 12 years with Rio Tinto Aluminum including 8 years as Vice President, Business Development and General Counsel and had previously served as Vice President and General Counsel at Alcan Inc. From 1988 to 2000, Mr. Chenard was Vice President and Head of Corporate Development at Cambior Inc., a Canadian mining company who had mining operations in various countries including Guyana and Suriname. Mr. Chenard earned Civil and Common Law degrees from McGill University and has been a member of the Quebec Bar since 1984.

2023 meeting attendance		%	2023 compensation
Board of Directors	4/4	100	Total compensation	$58,795
			Amount received as DSUs	Nil
			DSUs of total compensation	0%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	322,561	Nil	100,000	422,561

Other public company boards
Reunion Gold Corporation

Justin Dibb

Age: 43

Dubai, United Arab Emirates

Director

Director since September 2023 / Not Independent

Areas of expertise

• Mining Operations

• Other Extractive Industries

• Risk Management

• Sustainability

• Finance/Accounting

• Capital Markets

• International Business

• Governance

• Board

• Audit

• Governance

• Compensation

Justin Dibb is the Vice-Chairman and a director of Allied Gold Corporation. Mr. Dibb was the co-founder of, and acted as Chief Executive Officer of, Allied Gold Corp Limited from 2011 until September 2023 when the Company completed a business combination that resulted in the listing of Allied Gold Corporation on the Toronto Stock Exchange. With over 20 years of international, operational and industry business experience throughout Africa, and through his vision and leadership, Mr. Dibb was the driving force behind the transformation of Allied Gold Corp Limited to an African focused mining group building toward gold production of one million ounces with an attractive growth profile.

Prior to Allied Gold Corp Limited, Mr. Dibb co-founded Dominion Petroleum Ltd. in 2004 where he developed and executed on a strategic plan of acquiring and optimizing seven projects in various countries throughout Africa including Tanzania, Uganda and the Democratic Republic of Congo before successfully listing on the London Stock Exchange with a market capitalization of $240 million. Mr. Dibb was instrumental in raising $140 million for Dominion Petroleum Ltd. before its acquisition by Ophir Energy in 2011.

Mr. Dibb studied Laws, Banking and Finance at Griffith University.

2023 meeting attendance		%	2023 compensation(1)
Board of Directors	4/4	100	Total compensation	$1,000,000
			Amount received as DSUs	Nil
			DSUs of total compensation	0%

	Allied shares		RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	27,505,431	(1)	3,371,359	Nil	30,876,790

Other public company boards
N/A

Notes:

(1) Comprised of Common Shares beneficially owned or controlled, directly or indirectly, by Mr. Dibb, including through certain trusts and corporate entities controlled by Mr. Dibb. Mr. Dibb also beneficially owns 12,500 convertible debentures of the Company, entitling him to acquire approximately 2,158,894 Common Shares on conversion thereof (based on a conversion price equal to $5.79 per Common Share) under the terms of the convertible debentures of the Company.

Richard Graff

Age: 77

Colorado, United States

Director

Director since September 2023 / Independent

Areas of expertise

• Mining Operations

• Other Extractive Industries

• Risk Management

• Finance

• Accounting

• International Business

• Governance

• Compensation

Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, and special committees, as well as having compensation committee and governance and nominating committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represented a consortium of international mining companies and has met with and provided recommendations to the International Accounting Standards Board (“IASB”) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff organized periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shared that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. Mr. Graff has moderated the Canadian Public Accountability Board (CPAB) Mining Industry Forum in Toronto. He also served as interim chairman of the Board of the Directors and chair of the audit committee and is now a member of the audit committee and risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Yamana Gold Inc. and was interim chairman of the Board of Directors, chair of the audit committee and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

2023 meeting attendance		%	2023 compensation
Board of Directors	4/4	100%	Total compensation	$58,795
Audit Committee (Chair)	2/2	100%	Amount received as DSUs	Nil
Corporate Governance and Nominating Committee	1/1	100%	DSUs of total compensation	0%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	22,476	Nil	100,000	122,476

Other public company boards
DMC Global Inc.

Peter Marrone

Age: 64

Ontario, Canada

Chairman and Chief Executive Officer

Director since September 2023 / Not Independent

Areas of expertise

• Mining Operations

• Other Extractive Industries

• Risk Management

• Sustainability

• Finance/Accounting

• Capital Markets

• International Business

• Governance

• Audit

• Sustainability

• Compensation

Peter Marrone is the Chairman and Chief Executive Officer and a director of Allied Gold Corporation. Prior to joining Allied Gold Corporation, Mr. Marrone was the Executive Chairman of Yamana Gold Inc., which he founded in 2003. He has more than 35 years of mining, business and capital markets experience. As an entrepreneur, Mr. Marrone has founded and taken public several companies in various sectors and advised companies on going public and establishing the required protocols for governance in his role as an investment banker and lawyer before that. He has been on the boards of a number of public companies and has advised companies with a strong international presence. Mr. Marrone currently sits on the board of directors of Aris Mining Corporation. Prior to Allied and Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that practiced law in Toronto with a strong focus on corporate law, securities law and international transactions.

2023 meeting attendance		%	2023 compensation
Board of Directors	4/4	100	Total compensation	$1,615,544
			Amount received as DSUs	Nil
			DSUs of total compensation	0%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	14,531,805	Nil	Nil	14,531,805

Other public company boards
Aris Mining Corporation (not standing for re-election in 2024)

Daniel Racine

Age: 61

Ontario, Canada

President and Director

Director since September 2023 / Not Independent

Areas of expertise

• Mineral Exploration

• Mining Operations

• Risk Management

• Sustainability

• Finance/Account

• Capital Markets

• International Business

• Governance

• Project Management/Technical Services

• Audit

• Governance

• Sustainability

• Compensation

Daniel Racine is the President and a director of Allied Gold Corporation. Prior to joining Allied Gold Corporation, Mr. Racine was with Yamana Gold Inc. since May 2014. In August 2018 he was appointed President and Chief Executive Officer of Yamana. In April 2021, he was appointed as a director of Yamana. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. (“Brigus”). Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico-Eagle Mines Limited (“Agnico-Eagle”) where he was responsible for Agnico-Eagle’s global mining operations. Mr. Racine joined Agnico-Eagle as a junior mining engineer in 1987 taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations.

Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

2023 meeting attendance		%	2023 compensation
Board Of Directors	4/4	100	Total compensation	$884,130
Sustainability Committee	N/A	N/A	DSUs	Nil
			DSUs of total compensation	0%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	3,858,232	Nil	Nil	3,858,232

Other public company boards
N/A

Jane Sadowsky

Age: 62

New York, United States

Director

Director since September 2023 / Independent

Areas of expertise

• Other Extractive Industries

• Risk Management

• Finance/Accounting

• Capital Markets

• International Business

• Governance

• Audit

• Sustainability

• Compensation

Jane Sadowsky retired from Evercore Partners (“Evercore”) as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore, she was a Managing Director and Group Head at Citigroup’s Investment Bank (“Citigroup”) and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross-border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant profit and loss, for managing people and for internal and external collaboration. She participated in or led global committees including compensation, fairness and valuation, diversity, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous U.S. jurisdictions and the World Court.

Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services, and as a senior advisor on diversity and inclusion at Moelis & Company, a global investment bank. Ms. Sadowsky presents and teaches at the NACD as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and is NACD.DC™ certified. She currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.

2023 meeting attendance		%	2023 compensation
Board of Directors	4/4	100	Total compensation	$61,178
Corporate Governance and Nominating Committee (Chair)	1/1	100	Amount received as DSUs	Nil
Audit Committee	2/2	100	DSUs of total compensation	0%
Compensation Committee	1/1	100

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	280,947	Nil	100,000	380,947

Other public company boards
Nexa Resources S.A.

Dino Titaro

Age: 72

Ontario, Canada

Director

Director since September 2023 / Independent

Areas of expertise

• Mineral Exploration

• Mining Operations

• Risk Management

• Sustainability

• Capital Markets

• International Business

• Governance

• Project Management/Technical Services

• Audit

• Sustainability

• Compensation

Dino Titaro has over 35 years of international experience in the mining and exploration mineral resource industry. He has been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management and has extensive corporate and operational experience. He was the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

Mr. Titaro currently serves as the Chairman, director and a member of the governance and nominating committee of Avidian Gold Corp. He is also a director, chair of the governance committee and member of the audit and compensation committee of Golconda Gold Ltd as well as the chairman, director and member of the audit and compensation committees of EV Minerals Corp. Mr. Titaro has been a director and officer of several other publicly traded companies in the mining, industrial and health care technology fields.

Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and is registered as a P.Geo in Ontario.

2023 meeting attendance		%	2023 compensation
Board of Directors	4/4	100	Total compensation	$58,795
Compensation Committee (Chair)	2/2	100	Amount received as DSUs	Nil
Sustainability Committee	N/A	N/A	DSUs of total compensation	0%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	22,476	Nil	100,000	122,476

Other public company boards
Avidian Gold Corp.
Golconda Gold Ltd.
EV Minerals Corp.

DIRECTOR SHARE OWNERSHIP

Going forward, we will require each director to hold a minimum level of Common Shares or DSUs (or any combination thereof) so they have a significant at-risk-investment and to align their interests with those of our shareholders.

Directors will be required to hold three times their annual board retainer in Common Shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. Directors will be given within five years of their appointment to meet this threshold (although many of our directors have already met this requirement).

The corporate governance and nominating committee monitors compliance with these guidelines annually.

The Chairman and Chief Executive Officer and President will be required to meet our share ownership guidelines for NEOs see “Compensation Discussion and Analysis”. The below values for Messrs. Marrone and Racine (being their security holdings as a multiple of the annual board retainer) are being provided as a reference only.

We calculate share ownership values using the market value of Common Shares.

The table below shows each director’s equity holdings as of March 28, 2024.

	Director Since	Common shares held(1) (#/$)		DSUs held (#)	Market value of holdings(1) ($)	Currently meets requirement(2)	Current holdings (as a multiple of annual board retainer)(3)
John Beardsworth	Sept 7, 2023	116,053	291,200.19	Nil	291,200.19	No	1.6
John Begeman	Sept 7, 2023	112,379	281,981.39	Nil	281,981.39	No	1.5
Pierre Chenard	Sept 7, 2023	322,561	809,370.06	Nil	809,370.06	Yes	4.4
Justin Dibb	Sept 7, 2023	27,505,431	69,016,627.47	Nil	69,016,627.47	Yes	373.0
Richard Graff	Sept 7, 2023	22,476	56,396.78	Nil	56,396.78	No	0.3
Peter Marrone	Sept 7, 2023	14,531,805	36,463,205.11	Nil	36,463,205.11	Yes	197.1
Daniel Racine	Sept 7, 2023	3,858,232	9,681,075.73	Nil	9,681,075.73	Yes	52.3
Jane Sadowsky	Sept 7, 2023	280,947	704,952.21	Nil	704,952.21	Yes(4)	3.7
Dino Titaro	Sept 7, 2023	22,476	56,396.78	Nil	56,396.78	No	0.3
Average director holdings as a multiple of annual board retainer							70.4

Notes:

(1) The market value of holdings is equal to the total holdings multiplied by the closing price of Common Shares of Cdn$3.40 (US$2.51) on the TSX on March 28, 2024 and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7380 on that date.

(2) Each director listed above will have until September 7, 2028, to meet their shareholding requirements. Based on the annual board retainer, the current minimum holdings requirement for directors is $555,000 of Common Shares or DSUs.

(3) Based on the annual board retainer.

(4) Given Ms. Sadowsky sits on more than two committees of the board, her minimum holdings requirement is $577,500 based on her current annual board retainer see “Director Fees”.

DIRECTOR MEETING ATTENDANCE

The table below shows director attendance in 2023 since the closing of the Transaction.

Director	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee(1)
	Number	%	Number	%	Number	%	Number	%	Number	%
John Beardsworth	4/4	100	-	-	1/1	100	1/1	100	-	-
John Begeman	4/4	100	2/2	100	-	-	-	-	-	-
Pierre Chenard	4/4	100	-	-	-	-	-	-	-	-
Justin Dibb	4/4	100	-	-	-	-	-	-	-	-
Richard Graff	4/4	100	2/2	100	-	-	1/1	100	-	-
Peter Marrone	4/4	100	-	-	-	-	-	-	-	-
Jane Sadowsky	4/4	100	2/2	100	1/1	100	1/1	100	-	-
Daniel Racine	4/4	100	-	-	-	-	-	-	-	-
Dino Titaro	4/4	100	-	-	1/1	100	-	-	-	-
Overall attendance		100%		100%		100%		100%		N/A

Notes:

(1) The Sustainability Committee did not hold any meetings in 2023.

The board has a policy of meeting in camera with the independent directors at the end of each board meeting. The independent directors met four times in 2023.

Other information about the nominated directors

Mr. Titaro was a director of Carpathian Gold Inc. (“Carpathian”) when, on April 16, 2014, the Ontario Securities Commission issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian in connection with Carpathian’s failure to file its audited annual financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 following the filing by Carpathian of the required documents. Mr. Titaro did not stand for re-election and was no longer a director on August 12, 2014 but was a director of Carpathian during the period of the management cease trade order.

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian requirements that apply to us and follow best practices in general. We monitor governance developments to ensure our practices continue to be current and appropriate and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:

•	National Policy 58-201 – Corporate Governance Guideline, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance;

•	National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”);

•	National Instrument 52-110 – Audit Committees, including independence and financial expertise of audit committee members; and

•	Toronto Stock Exchange Guide to Good Disclosure for NI 58-101.

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

What we do
✓	Board independence. The majority of our board is independent. The board has a Lead Director to provide independent leadership to the independent directors.
✓	Majority voting. We have a majority voting policy for electing directors to the board.
✓	Diversity policy. We have a formal diversity policy for the board and management that includes, among other categories, gender diversity.
✓	Formal position descriptions. We have formal position descriptions for the Chairman, Chief Executive Officer, Lead Director and each chair roles for the committees of the board.
✓	Succession planning. We will continually monitor our succession planning for our senior executives and the board.
✓	Qualified board. We will continually assess board composition and prospective director candidates based on a skills matrix.
✓	Formal assessment. The board will conduct a formal assessment of board and committee effectiveness and the contribution of individual directors.
✓	Ethical conduct. Our code of conduct (the “Code”) applies to directors, officers and employees, including temporary workers, any party acting on our behalf or representing us (contractors, agents or consultants) and others who perform work for the Company.
✓	Shareholder engagement. We are committed to ongoing engagement.
✓	Related party transactions. Our related party transactions policy states that the disinterested members of the audit committee are responsible for reviewing and evaluating related party transactions. The policy sets out definitions and factors that the audit committee will consider when reviewing a related party transaction.
✓	Accessible board. Shareholders, employees and others can contact the Chairman and Chief Executive Officer or any other member of the board.
What we don’t do
x	No dual class shares. We do not have dual class shares or non-voting shares.
x	No slate voting. Shareholders can vote for or withhold their vote for individual directors.

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board has a strong and diverse mix of skills in finance, mining, exploration, sustainability, metallurgy, mergers and acquisitions, and international business, among other things.

Independence

A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Five of our directors, being John Beardsworth, John Begeman, Richard Graff, Jane Sadowsky, and Dino Titaro, are independent of Allied. Each of Pierre Chenard, Justin Dibb, Peter Marrone and Daniel Racine are not considered to be independent of Allied due to past officerships, consulting agreements or their standing as officers of the Company. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes.

About independence

A director is independent they are independent of management and free from conflicts of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Allied or its subsidiaries that could reasonably be expected to interfere with their ability to exercise independent judgment. The formal requirements for independence are in accordance with applicable legal requirements, including the requirements of National Policy 58-201 – Corporate Governance Guidelines.

Role of the board

Our board is responsible for the stewardship of Allied, supervising the management of our business and our affairs and acting in the best interests of the Company and its shareholders. A copy of the board’s charter is appended hereto as “Appendix A”.

The board’s main duties involve:

•	strategic planning;

•	identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risk;

•	succession planning, including appointing senior management and overseeing their training and development;

•	establishing a communications policy for communicating with investors and other interested parties;

•	overseeing the integrity of our internal controls and management information system; and

•	assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board. The board has developed written position descriptions for the Chairman, the Chief Executive Officer, the Lead Director and the chair of each board committee.

Role of the Chairman

Our Chairman provides leadership to the board so it can carry out its responsibilities effectively and chairs all board meetings in a manner that promotes meaningful discussion.

Our Chairman is responsible for the below duties, among others.

•	Chairing all meetings of the board in a manner that promotes meaningful discussion.

•	Providing leadership to the board to enhance the board’s effectiveness.

•	Ensure the proper functioning of the board, as it relates to:

o	Scheduling board meetings;

o	Preparing the agenda of the board meetings;

o	Adopting procedures to ensure that the board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

o	Ensuring meetings are appropriate in terms of frequency, length and content;

o	Ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the board;

o	Ensuring that a succession planning process is in place to appoint the Chief Executive Officer when necessary; and

o	Working with the corporate governance and nominating committee in connection with the recruitment of new directors where necessary, approaching potential candidates once such candidates are identified and exploring their interest in joining the board.

•	Acting as a liaison between the board and management to ensure that relationships between the board and management are conducted in a professional and constructive manner.

•	Performing other functions as may be ancillary to the responsibilities described above or as may be delegated to the Chairman by the board from time to time.

Role of the Lead Director

Our Lead Director, working closely with the Chairman and Chief Executive Officer, assists in providing leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected. He also works closely with the Chairman and Chief Executive Officer , providing advice and counsel as appropriate.

Our Lead Director is also responsible for:

•	Working with the Chairman and Chief Executive Officer to ensure that relationships between the board and management are conducted in a professional and constructive manner, promoting meaningful discussion.

•	Chairing a portion of the board meetings where the independent board members move in camera without management present and reporting the results to the Chairman and Chief Executive Officer.

•	Acting as a liaison between the independent directors and the Chairman and Chief Executive Officer on any matters as may be requested.

•	Assisting the Chairman and Chief Executive Officer in ensuring the proper functioning of the board, as it relates to:

o	Confirming that the board understands its obligations to Allied and our shareholders

o	Supporting the corporate governance efforts of the Company

o	Participating in reviewing any director conflict of interest issues as they arise

o	Leading the independent directors in addressing communications received by the independent directors from shareholders or other stakeholders and determining the appropriate action and communication with the Chairman and Chief Executive Officer.

John Beardsworth was appointed as the Lead Director on September 7, 2023.

Strategic planning

The board is directly involved in our strategic planning process.

We hold an annual offsite meeting for the board and management to focus on our strategy and budget planning. The meeting runs from one to three days and typically covers six areas:

•	assets

•	risk (government, community relations, environment, health and safety, management succession and any gaps in board skills)

•	strategy

•	budgets

•	production

•	costs.

The Chairman obtains input from the Lead Director and the board to discuss potential agenda items, but the primary focus is to ensure a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this approach is appropriate and prudent for creating long-term value for all stakeholders.

At the end of the session, the board approves our corporate strategy.

The board monitors our performance by meeting at least quarterly to receive presentations by senior management on our results, our strategy, our progress in meeting our objectives for the year, our operations, health, safety, environment and community, construction activities, exploration, corporate development, corporate governance matters and other items as appropriate.

Occasionally, outside advisors are invited to attend.

The Chairman updates the Lead Director, the committee chairs and/or the board on any significant events between regularly scheduled meetings.

Our approach to sustainability

At Allied, we believe that achieving sustainability excellence is a core part of our business and is essential to our future growth and profitability. It also defines, to a significant degree, our reputation. Increasingly, reputation in the mining sector is the currency necessary to advance our business. We believe that reputation is the product of two things: the trust-based relationships we forge with a range of stakeholders, especially host communities; and our on-the-ground performance.

Sustainability at Allied encompasses a range of business functions, including health and safety, environmental protection, community relations and development, tailings management, human rights, government relations and security, in addition to the breadth of corporate governance elements that apply to all aspects of our business. You can read more about our commitments, management systems and performance in our Material Issues Report available on our website (www.alliedgold.com).

Governance

Governance of sustainability is built into our overall governance structure, management systems and practices. Our commitment to sustainability is driven by the Chairman, supported by the board of directors and the Sustainability Committee, and our Chief Sustainability Officer, as well as our corporate and regional Sustainability teams at each site.

Board of directors	Corporate	Operations

The board oversees strategy, governance and risk, including risks and opportunities associated with sustainability factors.

The Chairman and CEO drives and facilitates sustainability policy development and the implementation of directives, in consultation with the board and with the support of the Chief Sustainability Officer.

The board’s sustainability committee oversees all aspects of sustainability matters. It reviews policies, compliance issues and incidents, and ensures we have been diligent in carrying out our responsibilities and activities.

The corporate Sustainability team is led by the Chairman and Chief Executive Officer with the support of the Chief Sustainability Officer.

The team implements strategy, develops and implements management systems, in collaboration with operations, and facilitates dialogue with external stakeholders at the corporate level. It also works with the sites to make sure systems are implemented, best practices are shared and company performance is enhanced.

The corporate Sustainability team supervises the compliance with international standards.

Each operation has a Sustainability team and addresses Health, Safety, Environment and Social Performance with the site’s general manager.

The Sustainability team is aiming to hold meetings across all sites at least quarterly to discuss Sustainability issues, approaches, incidents, corrective actions and other operational practices.

The quarterly reviews monitor the implementation of management systems, the effectiveness and performance of the sustainability programs and report any material issues to the general manager who escalates matters as necessary.

Management

The Company has a Code of Conduct and set of related policies that establish corporate expectations across the business. The Company’s Sustainability team is developing a Sustainability Management framework that describes the requirements for our business to implement an integrated system for the management of risks and opportunities associated with Sustainability. The following key principles underpin the Company’s approach to Sustainability management:

1.	Risk and opportunity management

2.	Integration

3.	Commitment to Evolving International Best Practice Standards

4.	External Reporting and Assessment

Climate change

We are committed to expanding the Company's annual climate-related disclosures in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). In 2023, we commissioned an external assessment of our alignment with the four thematic areas of the TCFD recommendations: governance, strategy, risk management, and metrics and targets. This assessment will inform our renewed approach to a climate strategy to demonstrate climate change leadership and our commitment to the transition to a low-carbon future.

Majority voting

In accordance with the requirements of the TSX, the board has adopted a majority voting policy that will require a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders to tender a resignation to the corporate governance and nominating committee promptly following the applicable meeting of shareholders. Under the terms of the majority voting policy, our corporate governance and nominating committee will be required to consider such resignation and make a recommendation to our board on whether to accept such resignation. The board will accept such resignation unless it determines, in consultation with the corporate governance and nominating committee, that there are exceptional circumstances that would warrant the director continuing to serve on the board, as determined by the board in accordance with its fiduciary duties to the Company. Our board will be required to make its decision within 90 days following the relevant meeting of shareholders and promptly announce its decision in a press release, including the reasons for such decision if the board does not accept the resignation. A director who tenders a resignation pursuant to the majority voting policy will not be permitted to participate in any meeting of our board or our corporate governance and nominating committee at which the resignation is considered.

Related party transactions

Allied’s related party transactions policy states that the disinterested members of the audit committee are responsible for reviewing and evaluating related party transactions. The policy defines "related party" and a "related party transaction" in accordance with MI 61-101. The audit committee will conduct a reasonable review and oversee all related party transactions and such transactions will be prohibited if audit committee determines it to be inconsistent with the interests of the company and its shareholders. The review will consider, among other matters required by law, the nature of the benefit to be conferred on the related party, the extent of the related party’s interest in the transaction, the business reasons for the related party transaction, whether the related party transaction would impair the independence of the outside director and whether the related party transaction would constitute an improper conflict of interest for any officer or director. Furthermore, the company will maintain reasonable and effective procedural safeguards designed to ensure that related party transactions are identified and addressed in accordance with applicable laws and financial reporting requirements. Among such safeguards, management and the audit committee will review any potential related party transactions on at least a quarterly basis.

Diversity

Our diversity policy establishes our commitment to the principles of diversity and inclusion when considering candidates for the board and senior leadership. We consider all forms of diversity, including the level of representation of women, Indigenous peoples, persons with disabilities, members of visible minorities, age, culture and geographic background in conjunction with other factors such as experience, skills, capability and other relevant qualifications when assessing potential director candidates. The board will work with the corporate governance and nominating committee when assessing candidates and consider all of these characteristics, consistent with our diversity policy.

The corporate governance and nominating committee recognizes the importance of diversity on the board and will consider all forms of diversity, including the level of representation by women, Indigenous peoples, persons with disabilities and members of visible minorities, age, and culture and geographic background, in conjunction with other factors, such as experience, skill, capability and other relevant qualifications when assessing candidates for the board. We look for particular skills and attributes in director candidates as well as key skills and experience.

Directors must have eight core qualities and skills:

•	financial literacy;

•	integrity and accountability;

•	ability to engage in informed judgment;

•	governance;

•	strategic business development;

•	ability to effectively operate in an international business setting;

•	excellent communication skills; and

•	ability to work effectively as a team.

Directors must also have strong business experience as a senior executive. The corporate governance and nominating committee will develop and continuously update the skills matrix/assess the relevant experience qualifications every year to assist with director searches to enhance the board’s profile and technical skills.

The corporate governance and nominating committee considers candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee works with the board to define specific criteria that would enhance the board’s profile and strong technical skills.

The Company is also committed to the principles of diversity and the importance of gender diversity and diverse cultural, demographic and geographic backgrounds, age, skills and experience in building a strong leadership team. In an effort to increase diversity in senior leadership roles, our human resources group will ensure that all job postings are gender neutral, and will ask internal recruitment specialists and all third- party recruitment advisors to present a diverse list of candidates that includes factors like gender, ethnicity, demographics, etc.

As of the date of this circular, one of the nine directors on the board is a woman (11%) and two of the nine executive officers of the Company is a woman (22%). As the Company has only recently completed the Transaction, we have not formally adopted any diversity targets at the board or executive officer levels. We are currently discussing our approach to diversity targets for the board and in the context of our recruitment practices for directors, and recruitment and hiring practices for management and employees.

Ethical business conduct

We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Directors must disclose to the Chairman and Chief Executive Officer any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter. We have adopted the Code and several governance policies that apply to directors, officers and employees, including temporary workers, any party acting on our behalf or representing us (contractors, agents or consultants) and others who perform Allied work. A copy of the Code will be made available on our website at www.alliedgold.com.

The Code and governance policies signify Allied’s commitment to conducting business in accordance with the letter and spirit of the law and high standards of ethical business conduct. It governs all aspects of Allied’s business, including governing fair competition, conflicts of interest, anti-corruption practices, and community and political involvement. The corporate governance and nominating committee reviews the Code and other governance policies, updates them as necessary to reflect developments in law, regulation and professional ethics, and Allied’s commitments to communities.

The corporate governance and nominating committee monitors compliance with the Code by ensuring that all directors, officers, employees and contractors in all jurisdictions where we operate receive and familiarize themselves with the Code and acknowledge their support and understanding of it.

Attendance

We expect directors to attend all board meetings and all of their committee meetings in person when possible. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions. If there are unforeseen circumstances and a director is unable to attend a meeting, they are expected to contact the Chairman and Chief Executive Officer or the Chief Legal Officer and Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

Other directorships

We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to the board.

The following directors of the Company serve on the boards of other reporting issuers, and there are no board interocks.

Director	Other Directorships
John Begeman	Pan American Silver Corp. i-80 Gold Corp.
Pierre Chenard	Reunion Gold Corporation
Richard Graff	DMC Global Inc.
Peter Marrone	Aris Mining Corporation (not standing for re-election in 2024)
Jane Sadowsky	Nexa Resources S.A.
Dino Titaro	Avidian Gold Corp. Golconda Gold Ltd. EV Minerals Corp.

The board has reviewed these memberships, the directors’ financial expertise, attendance records and their other commitments and does not believe they impair their ability to effectively serve on our board and its committees.

Skills matrix

The corporate governance and nominating committee assesses the composition of the board using a skills matrix, which it updates annually to reflect specific criteria, including categories of business experience that would enhance the board’s profile and technical skills. The committee’s goal is to establish a board with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight.

The following reflects the skills for each director nominee for election at the meeting.

	John Beardsworth	John Begeman	Pierre Chenard	Justin Dibb	Richard Graff	Peter Marrone	Daniel Racine	Jane Sadowsky	Dino Titaro
Board experience
Board experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Audit committee experience		✓	✓	✓	✓	✓	✓	✓	✓
Governance committee experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability committee experience		✓	✓			✓	✓		✓
Compensation committee experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business experience
Senior level executives	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mineral exploration – experience in and understanding of mineral exploration activities							✓		✓
Mining operations – experience in and understanding of mining operations		✓		✓	✓	✓	✓		✓
Other extractive industries – experience in and understanding of natural resources other than what the company produces	✓	✓	✓	✓	✓	✓		✓
Risk management – knowledge or experience in identifying, assessing and managing risks as they relate to the extractive industry	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability – understanding risks, understanding government regulations, and experience in health, safety, environment and community matters in the extractive industry	✓	✓	✓	✓		✓	✓		✓
Finance/Accounting – understanding of financial statements and internal controls	✓	✓	✓	✓	✓	✓	✓	✓
Capital markets – experience or understanding of financial markets and how debt and equity capital are used as a financing resource	✓	✓	✓	✓		✓	✓	✓	✓
International business – experience in business dealings in a number of different countries, including dealing with governments, legislation, opportunities and risks in different cultures	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance – experience in overseeing the consistent application and accountability of commonly agreed policy and guidelines within an organization	✓	✓	✓	✓	✓	✓	✓	✓	✓
Project management / Technical services – experience in the planning and oversight of projects from development, planning, scheduling, contract administration and construction		✓					✓		✓

Director education

The corporate governance and nominating committee is responsible for director development and the Chairman and Chief Executive Officer provides input as appropriate.

Orientation

The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:

•	written information about the duties and obligations of director, as well as the committees of the board and the board as a whole; and

•	information about our business and operations; and opportunities for meetings and discussion with senior management and other directors.

Continuing education

The corporate governance and nominating committee is responsible for the continuing education of all directors. The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process. Each director will receive access to continuously updated materials on policies and other Company information through a secure electronic portal. The board will also conduct the following activities as part of the continuing education program:

•	periodically canvass the directors to determine their training and education needs and interests;

•	recommend and support director participation in various independent learning courses;

•	arrange site visits for directors to see our facilities and operations;

•	encourage and facilitate presentations by outside experts to the board or committees on topics of particular importance or emerging significance;

•	support membership in the NACD and the ICD; and

•	subjects relevant to Allied’s business, including funding for seminars or conferences of interest and relevant to their position as a director and member of our board committees.

Individual directors have participated in various third-party seminars relating to environment, safety and governance, mining disclosure under NI 43-101, climate change, climate governance, cybersecurity, carbon markets and carbon trading, updates on international financial reporting standards, non-GAAP measures, regulatory developments with the Ontario Securities Commission, enterprise risk management, shareholder activism, internal controls, international taxation, diversity, equity and inclusion, compensation trends and compensation committee issues.

Board assessment

The board has established a formal process for assessing board and committee performance and the contribution of individual directors each year. The corporate governance and nominating committee is tasked with carrying out the assessments to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

Term limits

We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Each director is assessed for the value of their contribution and enforcing term limits would compel Allied to potentially lose valuable resources.

Board renewal

The corporate governance and nominating committee consists entirely of independent directors and is developing a long-term plan for board composition that is based on our strategic direction, skills matrix, diversity policy and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

There will be regular and open dialogue between and among all directors about director requirements and characteristics of possible candidates, and a formal discussion at least once each year. The board does not, however, maintain a formal evergreen list. Occasionally, external search firms may be consulted and relied upon for introductions to or vetting of potential candidates.

Sustainability Committee

In addition to the audit committee, the compensation committee and the corporate governance and nominating committee, the board has a standing sustainability committee, which is responsible for monitoring and reviewing the sustainable development, environmental, health and safety policies, principles, practices and processes, as well as current and future regulatory issues relating to sustainable development, environmental, health and safety.

BOARD OF DIRECTOR COMPENSATION

Our board of director compensation is designed to attract and retain qualified and experienced board members. The compensation committee is responsible for determining director compensation. To establish the board compensation framework, the compensation committee looked at companies reflecting the same industry and similar size and scope of operations, consistent with the approach taken to develop the executive compensation framework see “Compensation Analysis – Compensation Peer Group”.

Director fees

Director compensation has two components: the annual retainer (to be paid in cash and DSUs) and meeting fees. Each director will elect the percentage of their annual retainer to be paid in cash or DSUs. Payments are made in equal installments and quarterly. For meeting fees, directors will receive the same fees whether they attend board meetings in person or by video conference.

Component
Annual board retainer (for directors who sit on two committees)	$185,000
Annual board retainer (for directors who sit on more than two committees)	$192,500
Meeting fees (for each meeting attended)(1)	$2,000
Mine Visitation Fees (per day)	$2,000

Director minimum share ownership

Going forward, directors will be required to hold three times their annual retainer in Common Shares and/or DSUs of the Company. Directors will have five years from the date of their appointment to attain such three times holdings. Such holdings must be maintained throughout the board member’s tenure see “Director Share Ownership”.

Director compensation table

The table below shows the compensation paid to directors for the year ended December 31, 2023.

In 2023, we paid a total of $1,542,153 in director compensation. Mr. Marrone, Allied’s Chairman and Chief Executive Officer, Mr. Racine, President and Scott Ackerman, the previous Chief Executive Officer and Chief Financial Officer, were not compensated as directors because they were compensated, or considered for compensation in the case of Mr. Ackerman, in their executive roles.

Director(2)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)	All other compensation ($)		Total compensation ($)
John Beardsworth	58,795	-	198,000	-	-		256,795
John Begeman	58,795	-	198,000	-	-		256,795
Pierre Chenard	58,795	-	198,000	-	-		256,795
Justin Dibb	-	-	-	-	1,000,000	(4)	1,000,000
Richard Graff	58,795	-	198,000	-	-		256,795
Dino Titaro	58,795	-	198,000	-	-		256,795
Jane Sadowsky	61,178	-	198,000	-	-		258,178
Brent Ackerman	-	-	-	-	-		-
Rick Cox	-	-	-	-	-		-

Notes:

(1) Meeting fees as only paid to members of the board who attend more than eight board meetings and four committee meetings per year

(2) All directors, other than Messrs. Ackerman and Cox who resigned upon completion of the Transaction, became directors of the Company effective September 7, 2023 immediately following the closing of the Transaction.

(3) Messrs. Beardsworth, Begeman, Chenard, Graff, Titaro and Ms. Sadowsky were each granted 100,000 Options on September 8, 2023, vested one-third on September 8, 2024, one-third on September 8, 2025 and one-third on September 8, 2026 and will expire on December 9, 2030. Option awards are calculated using the Black-Scholes option pricing model with a fair value of $1.98.

(4) Mr. Dibb was not compensated in his capacity as a director because he was otherwise compensated under the terms of his Transitional Services Agreement with the Company. See “Director Compensation - Transitional Services Agreement” in section below.

Transitional service agreement

On September 7, 2023, Justin Dibb entered into a transitional services agreement with the Company whereby Mr. Dibb agreed to provide general advice and services to the Company to ensure the continuity of business and orderly transition to new management following the closing of the Transaction (the “Transitional Services Agreement). The Transitional Services Agreement is effective for a period of two years. As compensation for services rendered pursuant to the Transitional Services Agreement, Mr. Dibb is entitled to an annual consulting fee of $3,000,000 and an end of term payment equal to $4,000,000.

Board fees

The table below shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers			Meeting fees		Total fees earned
	Board ($)		Committee chair ($)	Board meetings ($)	Committee meetings ($)	($)
John Beardsworth	58,795		–	–	–	58,795
John Begeman	58,795		–	–	–	58,795
Pierre Chenard	58,795		–	–	–	58,795
Justin Dibb	–	(1)	–	–	–	–
Richard Graff	58,795		–	–	–	58,795
Jane Sadowsky	61,178		–	–	–	61,178
Dino Titaro	58,795		–	–	–	58,795
Brent Ackerman	–		–	–	–	–
Rick Cox	–		–	–	–	–

Notes:

(1) Mr. Dibb was not compensated in his capacity as a director because he was otherwise compensated under the terms of his Transitional Services Agreement with the Company see “Director Compensation - Transitional Services Agreement”.

Outstanding share-based and option-based awards

The table below shows the value of the Options and RSUs held by each director as at December 31, 2023.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
John Beardsworth	100,000	4.45	09-12-2030	-	-		-	-
John Begeman	100,000	4.45	09-12-2030	-	-		-	-
Pierre Chenard	100,000	4.45	09-12-2030	-	-		-	-
Justin Dibb	-	-	-	-	3,371,359	(1)	2.65	8,934,101	(2)
Richard Graff	100,000	4.45	09-12-2030	-	-		-	-
Jane Sadowsky	100,000	4.45	09-12-2030	-	-		-	-
Dino Titaro	100,000	4.45	09-12-2030	-	-		-	-
Brent Ackerman	-	-	-	-	-		-	-
Rick Cox	-	-	-	-	-		-	-

Notes:

(1) On September 7, 2023, in connection with the closing of the Transaction, Mr. Dibb was issued 3,371,359 RSUs which will vest on the earlier of September 7, 2026 or the commencement of production at the Company’s Kurmuk gold development project.

(2) The market value of holdings is the total holdings multiplied by Cdn$3.51, the closing price of the Common Shares on the TSX on December 30, 2023. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.7561 on that date.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of executive compensation

Allied operates in a competitive and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, Allied needs to attract, retain and motivate a highly talented team of executives. Allied’s management team possesses and demonstrates strong leadership capabilities, that fosters Allied’s company culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

Allied’s executive compensation program is designed to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high- performing and experienced executive officers, whose knowledge, skills and performance are critical to Allied’s success;
•	motivate these executive officers to achieve Allied’s business objectives;
•	align the interests of Allied’s executive officers with those of its shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of Allied’s business; and
•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

Allied will continue to evaluate its philosophy and compensation programs as circumstances require and such programs will be reviewed on an annual basis.

During the previously completed financial year, the Company had six Named Executive Officers (“NEOs”), being:

Peter Marrone, Chairman and Chief Executive Officer

Daniel Racine, President

Jason LeBlanc, Chief Financial Officer

Basie Marie, Chief Operating Officer

Greg Winch, Chief Geology and Strategic Officer

Scott Ackerman, Former Chief Executive Officer and Chief Financial Officer(1)

Note:

(1) Scott Ackerman resigned as Chief Executive Officer and Chief Financial Officer of the Company following the closing of the Transaction.

INDEPENDENT AND OBJECTIVE ADVICE

The compensation committee retains an independent advisor to attend committee meetings and provide ongoing support, including research and analysis, insights into human resources and compensation market trends, and advice related to executive compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing compensation structure and awards but makes its own decisions and recommendations to the board. The committee retained Southlea Group LP (“Southlea Group”) as its independent advisor following closing of the Transaction on September 7, 2023. Southlea Group is independent of management, and well qualified in human resources and compensation matters. It will be the committee’s practice going forward to review Southlea Group’s independence on an annual basis.

The below sets out the fees paid to independent advisors in 2023 following completion of the Transaction (in Canadian dollars). These fees relate to the development of compensation frameworks for the board and the senior executive team.

Compensation advisory services

Executive compensation-related fees: Cdn$116,913

All other fees – Cdn$0

COMPENSATION GOVERNANCE

Our compensation committee is responsible for assisting our board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices. Our compensation committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile. Our board has adopted a written charter for our compensation committee setting out its responsibilities for administering our compensation programs and reviewing and making recommendations to our board concerning the level and nature of the compensation payable to our executive officers. Our compensation committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to our Chairman and Chief Executive Officer and various other executive officers and managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program.

Details about our compensation committee are set out below.

Qualified and independent committee members

The committee is made up of three independent directors with experience in five key areas:

	Compensation	Governance	Finance	Operations/ mining	Senior business executive
Dino Titaro (chair)	✓	✓		✓	✓
John Beardsworth	✓	✓	✓		✓
Jane Sadowsky	✓	✓	✓	✓	✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about our executive compensation policies and practices. All have compensation experience as members of the compensation committees of other corporations.

A continuing focus on compensation governance

What we do

✓	Benchmark to industry peers. We benchmark compensation to a group of peer companies in the mining industry to ensure compensation is fair and competitive with the market.

✓	Deliver the majority of total compensation in ‘at-risk’ elements. Most of what we pay our executives is variable (at risk) and not guaranteed (all but base salary).

✓	Align executive and shareholder interests. We require NEOs to own Allied equity to align their interests with those of our other stakeholders. All NEOs currently hold a meaningful percentage of the issued and outstanding Common Shares.

✓	Pay for performance. We link compensation to corporate, individual and share price performance over multiple time horizons.

✓	Use a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants.

✓	Cap the value of incentive compensation. We have caps in place to limit payouts of incentive awards.

✓	Retain an independent compensation advisor. The compensation committee is made up of independent directors and retains an independent advisor for external, third-party advice.

✓	Use informed judgment. The committee and board can use reasonable judgment to adjust the performance factors for the short-term and long-term incentive awards, including downward to ensure alignment with shareholder interests.

✓	Engage directly with shareholders. We engage directly with shareholders on executive compensation and other matters.

What we don’t do

x	No hedging. We do not allow hedging of Allied securities by any director, officer or employee.
x	No re-pricing. We do not re-price stock options or other equity incentives.

Compensation risk management

As part of its role in overseeing the risk associated with executive compensation, the committee reviews our compensation program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

•	We benchmark compensation for our senior executives against a group of industry peers that are similar in structure, size and type of business to make sure our compensation levels are appropriate.
•	Our short-term incentive is based on corporate and individual performance. We use a balanced scorecard to assess corporate performance with predetermined corporate performance measures and weightings, and threshold, target, stretch and maximum levels, to cap the calculated scores and not encourage excessive risk-taking.
•	Long term incentive compensation is used primarily to align management's long-term interests with those of shareholders and to retain key management of the Company. Long term incentive awards are based on a number of factors including the NEO's level of responsibility within the Company and ability to create future value for shareholders, target levels that are benchmarked to peer companies in the mining industry that ensure compensation is fair and competitive in the market, the Company's performance and past practices, and the NEO's performance.
•	The board can use informed judgment to adjust the compensation awards up or down as it deems appropriate based on its review and assessment.
•	All decisions about executive pay must be approved by the board. The Chairman and Chief Executive Officer recuses himself from any board discussions about his pay.
•	We do not allow any Allied directors, officers or employees to hedge Allied securities. We do not re-price stock options or other equity incentive awards.

Share ownership

We require NEOs, other than the Chairman and Chief Executive Officer and President, to own at least two times their annual salary in Allied equity to reinforce our focus on the long term and align business decisions with shareholders’ interests. The Chairman and Chief Executive Officer and President must hold three times their annual salary. NEOs can count Common Shares and RSUs (and DSUs for the Chairman and Chief Executive Officer and President) toward meeting the guidelines.

Current NEOs are required to meet the guidelines by September 7, 2028 or within five years of assuming the their position, and must maintain the minimum requirement throughout their tenure as a senior executive. As at March 28, 2024, all NEOs have met their shareholding requirements. In fact, management and the board own an aggregate of 55,934,912 Common Shares, representing 22.3% of the issued and outstanding Common Shares.

	Target ($)		Annual Salary ($)	Common shares held (#/$)(1)		RSUs / DSUs held (#)	Market value of holdings ($)(1)	Meets requirements	Current holdings (as a multiple of annualized salary)
Peter Marrone Chairman and Chief Executive Officer	2,700,000	(2)	900,000	14,531,805	36,463,205.11	Nil	36,463,205.11	Yes	13.5
Daniel Racine President	1,500,000	(2)	500,000	3,858,232	9,681,075.73	Nil	9,681,075.73	Yes	6.5
Jason LeBlanc Chief Financial Officer	750,000	(3)	375,000	1,912,389	4,798,566.48	Nil	4,798,566.48	Yes	6.4
Basie Maree Chief Operating Officer	750,000	(3)	375,000	309,449	776,469.43	Nil	776,469.43	Yes	1.1
Greg Winch Chief Geology and Strategic Officer	720,000	(3)	360,000	2,977,936	7,472,237.01	Nil	7,472,237.01	Yes	10.4
Average holdings (as a multiple of annualized salary)									7.6

Notes:

(1)	The market value of holdings is equal to the total holdings multiplied by the closing price of Common Shares of Cdn$3.40 (US$2.51) on the TSX on March 28, 2024 and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7380 on that date.
(2)	Based on 3x annual salary.
(3)	Based on 2x annual salary.

Decision-making process

The following analysis reflects the Company’s planned compensation decision making process going forward, as a result of the transformative Transaction not being completed until the end of the third quarter of 2023. The Company is currently in the process of implementing a comprehensive compensation plan that will be competitive with market practice.

Beginning of the year

Our compensation decision-making process will start at the beginning of each year, when we will assess and confirm our compensation philosophy, program guidelines and structure. We will also choose performance measures and set targets for the short-term incentive plan that align with our strategy.

1. Review compensation structure	Review our overall compensation philosophy and structure for the NEOs. The compensation committee recommends any changes to the board for approval.

2. Confirm the peer group	Review and confirm the selection criteria used to determine peer companies. Review and confirm the composition of the compensation peer group, applying the selection criteria.

3. Establish performance measures

Choose performance measures and set targets used to assess corporate performance for the short-term incentive plan and to determine the grant value of long-term incentive awards.

Monitor corporate performance against these measures throughout the year.

Individual objectives are also established for each NEO to assess their annual performance.

4. Assess risk and confirm approach

Review the design of incentive plans and the selected performance measures to:

· consider potential payouts under different performance scenarios.

· make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions.

End of the year

At the end of each year, we will apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee will carry out the review and present its recommendations to the board for review and approval.

5. Review performance

Review corporate performance mid-year and at the end of the year. The compensation committee assesses the performance of the NEOs throughout the year during specific business reviews and committee meetings.

The Chairman and Chief Executive Officer completes a review of each NEO’s individual performance against their objectives.

6. Review past pay levels	Review historical pay for performance for the NEOs for the previous year.

7. Award compensation

The board reviews the Chairman and Chief Executive Officer’s performance.

The compensation committee reviews the Chairman and Chief Executive Officer’s performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval.

The Chairman and Chief Executive Officer reviews the performance and compensation of the other NEOs, and recommends short-term incentive awards, long-term incentive grants, and the following year's salary for review and approval by the chair of the compensation committee (as delegated by the board).

COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Allied motivates executives to focus on the long-term performance of the company by establishing a strong link between performance and compensation while encouraging equity ownership.

Our compensation philosophy for executives is based on the principle of pay for performance. We are guided by six compensation principles (listed below), which form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy. The compensation committee and the board always use reasonable judgement to adjust the performance factors for the short-term and long-term incentive awards, including downward to ensure alignment with shareholder interests. Attracting and retaining the right talent is a critical element for our long-term success. When designing competitive plans, the compensation committee works to ensure strong pay-for-performance alignment and the alignment of executive and shareholder interests.

Compensation Principals		Corporate Strategy
1. Motivate and retain	Total compensation is designed to attract, motivate and retain top talent.	• Increase production • Expand operations • Advance projects • Focus on exploration • Increase mineral reserves and mineral resources • Contain costs • Manage expenditures • Deliver strong results
2. Pay for performance	We position target compensation at the market median of relevant comparators where the Company competes for talent. Actual compensation may be above or below the market median depending on actual performance.
3. Pay varies based on results	Incentive awards vary and depend on both corporate and individual performance.
4. Align with business strategy	Performance measures for the incentive plans support our strategy.
5. Ensure internal equity	The program ensures internal equity, external compliance and market competitiveness.
6. Allow the board to use informed judgement	Formalizes the committee and board’s ability to use informed judgement to adjust outcomes based on market and operational realities that may not have been previously contemplates.

COMPENSATION BENCHMARKING

In 2023, the compensation committee worked with its independent compensation advisor to establish an executive compensation framework, including target and maximum compensation levels, incentive plan designs and the process to evaluating performance and determine actual compensation levels.

The executive compensation framework was developed with reference to mining companies of a similar size and scope of operations. These companies were identified based on the following selection considerations, but a formal compensation peer group was not approved.

Criteria	Screening	Rationale
Corporate structure	Publicly traded companies, primarily those headquartered in Canada	Our market for talent includes, but is not limited to, peer companies in Canada
Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries, focused primarily on the gold mining industry	We typically source and lose executive talent from within the mining industry Our gold mining peers face the same market environment and volatility challenges
Size	Similar in size to Allied by revenue, market capitalization, assets, gold production and total production	Relative positioning of company size aligns with positioning of target compensation at the median of the competitive market
Type of business	Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects	We benchmark executive compensation to executive roles with similar scope of complexity and responsibility

For 2024, applying the selection considerations above, the compensation committee reviewed and approved the following compensation peer group of 17 companies:

Aris Mining Corporation B2Gold Corp. Centerra Gold Inc. Coeur Mining, Inc. Dundee Precious Metals Inc. Eldorado Gold Corporation	Equinox Gold Corp. First Majestic Silver Corp. Fortuna Silver Mines Inc. Hecla Mining Company IAMGOLD Corporation Kinross Gold Corporation	Lundin Gold Inc. New Gold Inc. OceanaGold Corporation Pan American Silver Corp. Torex Gold Resources Inc.

Each year, target and actual compensation for the Chairman and Chief Executive Officer and other NEOs will be reviewed against the compensation peer group, with benchmark matches determined based on the named executive officers disclosed by companies in the peer group.

Our philosophy is to position target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of relevant industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS

Principal elements of compensation

The compensation of our executive officers is comprised of the following principal elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, consisting of RSUs, Options, performance share units (“PSUs”) (to be settled solely in cash), DSUs (to be settled solely in cash) and/or other applicable awards granted under the RSU plan (the “RSU Plan”), the Option Plan, the PSU plan (the “PSU Plan”) and the DSU plan (the “DSU Plan) and any other incentive plan that may be approved by the board from time to time, and (d) retirement benefits.

These principal elements of compensation are described below.

Base salary

Base salaries are designed to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution to Allied’s success, the executive officer’s experience and expertise, the position and responsibilities of the executive officer, and competitive industry pay practices for other companies of similar size and revenue growth potential.

The following annual salaries were set for 2023, with actual salaries for the year prorated for time worked. There are no changes to salaries for 2024.

	2023 Salary
NEO	Policy($)	Prorated($)
Peter Marrone	900,000	286,027
Daniel Racine	500,000	158,904
Jason LeBlanc	375,000	119,178
Basie Marie	375,000	119,178
Greg Winch	360,000	114,140

Annual bonuses

Annual bonuses are awarded based on qualitative and quantitative performance standards and will reward performance of the executive officer individually. The determination of an executive officer’s performance may vary from year to year depending on economic conditions and conditions in the mining industry and may be based on measures such as stock price performance, the meeting of financial targets against budget (such as adjusted funds from operations), the meeting of acquisition objectives and balance sheet performance.

For the 2023 stub year, the following formula was applied to determine annual bonus awards for the senior executive team, with actual bonus payments determined based on company and individual performance.

Base Salary	X	Target Bonus %	X	Corporate Performance	+	Individual Performance	=	Actual Bonus
		% of salary Chairman & Chief Executive Officer: 125% President: 125% Other NEOs: 100%		70% weight		30% weight		0 – 200% of target

At the end of the 2023 stub year, the compensation committee reviewed performance, with consideration given to indicators of financial, operating, health & safety, sustainability, and strategic performance. Based on a holistic assessment of performance, a corporate performance score of 116.7% was approved.

Indicators of corporate performance for 2023 included the following. A similar framework will be used for 2024, with performance categories, measures and weights to be disclosed in next year’s management information circular.

Key performance indicators		Evaluation
Operational	Gold production (000 ounces)	Between threshold and target
Financial	Free cash flow ($)	Above targets
All-in sustaining cash costs ($ per gold ounce)
Exploration	Mineral reserve replacement (000 ounces)	Above targets
Number of mines replacing ounces (%)
Total MRMR replacement (000 ounces)
Comparison of mine life index (number of years)
Advancement of the generative exploration program
Health, Safety and Sustainable Development	Health and safety (Malaria cases, LTIFR, number of leading safety activities	Met targets
Environment (significant environmental incidents)
People (diversity representation)
Governance (corporate sustainability policies, corporate sustainability function)
Business and Corporate Development	Financing and public listing (capital raise)	Met targets
Demonstrate value accretion (minority interest in Kurmuk, Diba transaction and integration of LOM plan, stream / royalty)
Projects and engineering (phase expansion plans at Sadiola and FEED for Kurmuk, build project team for Kurmuk)
Investor relations (development of strategy)
	Total performance score (% of target)	116.7%

The compensation committee also reviewed the individual contributions of each senior executive and approved an individual performance score. Annual bonus payments for the 2023 stub year were calculated as follows:

	Prorated Salary	Target Bonus	Company Performance Score	Individual Performance Score	Total Performance Score	Actual Bonus
NEO	$	% of Salary	%	%	%	% of Salary	$
Peter Marrone	286,027	125	116.7 x 70	116.7 x 30	116.7	145.8	417,242
Daniel Racine	158,904	125	116.7 x 70	116.7 x 30	116.7	145.8	231,801
Jason LeBlanc	119,178	100	116.7 x 70	116.7 x 30	116.7	116.7	139,081
Basie Marie	119,178	100	116.7 x 70	116.7 x 30	116.7	116.7	139,081
Greg Winch	114,140	100	116.7 x 70	116.7 x 30	116.7	116.7	133,518

Equity Incentives

Equity incentives (through Options, RSUs, PSUs and DSUs) ensure that executive officers are motivated to achieve long-term growth of the Company and continue to increase shareholder value by providing capital accumulation for the executive officer’s which is directly link to the Company’s performance.

Grants of equity for the respective compensation year are made after year-end, with a grant value determined by the compensation committee each year.

For 2023, equity incentive values for senior executives were determined by the compensation committee, applying the same annual bonus corporate performance score to a participant’s target equity incentive level. For the 2023 stub year, the equity incentive values were provided as cash awards, with a commitment from participants that the after-tax value would be used to purchase common shares of the Company by May 31, 2024. This design was intended to support the ownership of common shares by senior executives, reinforcing alignment with shareholders.

Equity incentive values were determined as follows:

	Prorated Salary	Target Equity Incentive	Company Performance Score	Actual Equity Incentive	Actual Equity Incentive
NEO	$	% of Salary	% of Target	% of Salary	$
Peter Marrone	286,027	225	116.7	262.6	751,036
Daniel Racine	158,904	225	116.7	262.6	417,242
Jason LeBlanc	119,178	150	116.7	175.1	208,621
Basie Marie	119,178	150	116.7	175.1	208,621
Greg Winch	114,140	150	116.7	175.1	200,276

The compensation committee will review market trends and practices this year, with details to be disclosed in next year’s management information circular.

Retirement benefits

As part of total rewards, senior executives participate in a group non-contributory retirement saving plan, with Company contributions equivalent to 15% of base salary and annual cash bonus.

PERFORMANCE GRAPH

As the Company’s shares only traded for a three-month period in 2023, following its listing on the TSX in conjunction with the completion of the Transaction, management determined that the inclusion of a performance graph for the 2023 year end would not provide shareholders with any meaningful disclosure; accordingly, a performance graph will be included in the future.

SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our NEOs by the Company for the financial years ended December 31, 2023, 2022 and 2021.

Non-equity incentive plan compensation
Name and principal		Salary	Share- based awards	Option- based awards	Annual incentive plans(3)	Long-term incentive plans(4)	Pension Value	All other compensation(5)	Total compensation
position(1)	Year	($)	($)	($)	($)	($)	($)	($)	($)
Peter Marrone Chairman and Chief Executive Officer	2023	286,027	—	—	417,242	751,036	105,490	55,749	1,615,544
	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—

Jason LeBlanc Chief Financial Officer	2023	119,178	—	—	139,081	208,621	38,738	13,605	519,224
	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—

Daniel Racine President	2023	158,904	—	—	231,801	417,242	58,605	17,578	884,130
	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—

Basie Maree Chief Operating Officer	2023	119,178	—	—	139,081	208,621	38,738	11,917	517,535
	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—

Greg Winch Chief Geology and Strategic Officer	2023	114,140	—	—	133,518	200,276	37,189	11,441	496,834
	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—

Scott Ackerman (2) Former Chief Executive Officer and Chief Financial Officer	2023	—	—	—	—	—	—	—	—
	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—

Notes:

(1) Each of the NEOs were appointed on September 7, 2023 immediately following completion of the Transaction. All figures represent compensation earned by the NEO and/or paid by the Company from September 7, 2023 through December 31, 2023.

(2) Mr. Ackerman stepped down as the Chief Executive Officer and Chief Financial Officer of the Company following the closing of the Transaction. Prior to his resignation, Mr. Ackerman was not paid any compensation for his services as the Chief Executive Officer and Chief Financial Officer of the Company.

(3) Consists of short term awards paid in cash for the year ended December 31, 2023.

(4) Consists of long-term incentive awards paid in cash for the year ended December 31, 2023. The long-term incentive awards were paid under the condition that all the after-tax proceeds of the award were to be used to purchase Common Shares by May 31, 2024.

Outstanding share-based and option-based awards

The table below shows the outstanding incentive plan awards for each NEO as of December 31, 2023. None of the NEOs were granted incentive plan awards for the year ended December 31, 2023.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share- based awards not paid out or distributed ($)
Peter Marrone	—	—	—	—	—	—	—
Jason LeBlanc	—	—	—	—	—	—	—
Daniel Racine	—	—	—	—	—	—	—
Basie Maree	—	—	—	—	—	—	—
Greg Winch	—	—	—	—	—	—	—
Scott Ackerman	—	—	—	—	—	—	—

Value of awards vested or earned in 2023

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2023. None of the NEOs were granted incentive plan awards for the year ended December 31, 2023.

	Option-based awards – Value vested during the year	Share-based awards – Value vested or earned during the year	Non-equity incentive plan compensation – Value earned during the year
Name	($)	($)	($)
Peter Marrone	—	—	417,242
Daniel Racine	—	—	231,801
Jason LeBlanc	—	—	139,081
Basie Marie	—	—	139,081
Greg Winch	—	—	133,518
Scott Ackerman	—	—	—

Value of options exercised in 2023

This table shows the Options the NEOs in 2023. None of the NEOs were granted Options in 2023.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Daniel Racine	—	—	—	—	—
Jason LeBlanc	—	—	—	—	—
Basie Marie	—	—	—	—	—
Greg Winch	—	—	—	—	—
Scott Ackerman	—	—	—	—	—

EQUITY COMPENSATION PLANS

The table below shows a summary of our equity compensation plans for the year ended December 31, 2023. The PSU plan and DSU plan do not require shareholder approval as the rewards to be granted thereunder are settled solely in cash.

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Plan category	(#)	($)	(#)
Equity compensation plans (approved by shareholders)	600,000 (Options) 4,488,639 (RSUs)	Cdn$5.87 (Options) Cdn$5.51 (RSUs)	6,921,728 (Options) 13,062,058 (RSUs)
Equity compensation plans (not approved by shareholders)	Nil	Nil	Nil
Total	600,000 (Options) 4,488,639 (RSUs)	N/A	6,921,728 (Options) 13,062,058 (RSUs)

Features	RSU Plan	Option Plan
Purpose	The purpose of the RSU Plan is to advance the interests of the Company through the motivation, attraction and retention of key employees and consultants, and to secure for the Company and its shareholders the benefits inherent in the ownership of Common Shares by such individuals.	The purpose of the Option Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares.
Administration	The RSU Plan and Option Plan will be administered by the board. The board may delegate such administration to a committee of the board, which includes the compensation committee of the board comprised of not less than three (3) directors. The board has authority to interpret and construe any provision of the RSU Plan and Option Plan and to adopt, amend and rescind such rules and regulations for administering the RSU Plan and Option Plan as the board may deem necessary or desirable in order to comply with the requirements of the RSU Plan and Option Plan. All actions taken and all interpretations and determinations made by the board in good faith will be conclusive and binding on the participants and the Company.
Securities	Each RSU provides the holder with a right to receive (i) a Common Share or (ii) at the option of the Company, cash on the date the RSUs are fully vested.	Each Option entitles the holder to purchase a Common Share at an exercise price set at the time of grant.
Eligible Participants	Full-time employees and eligible contractors.	Employees, senior officers, directors and consultants.
Plan Maximum	17,550,697 RSUs (7% of the issued and outstanding Common Shares (“I&O Shares”))	7,521,728 Options (3% of the I&O Shares)
Outstanding Securities Awarded

4,488,639 RSUs (1.79% of the I&O Shares)

If any RSUs are cancelled or terminated in accordance with the RSU Plan without the applicable restricted period having expired (i.e. for which no Common Shares have been issued), the underlying Common Shares will again be available for issuance under the RSU Plan.

600,000 Options (0.024% of the I&O Shares)

If any Options are surrendered, terminated or expire without being exercised (i.e. for which no Common Shares have been issued), new Options may be granted covering the Common Shares not purchased under the lapsed Options.

Remaining Securities Available for Grant	13,062,058 RSUs (5.21% of the I&O Shares)	6,921,728 Options (2.76% of the I&O Shares)
Insider Participation Limits	The maximum number of Common Shares (i) issued to insiders within any one-year period and (ii) issuable to insiders at any time, pursuant to the RSU Plan, Option Plan, and any other share compensation arrangements of the Company, shall not exceed 10% of the outstanding Common Shares.
Non-Employee Director Limits	N/A (RSUs are not issuable to directors).	Option grants to non-executive directors shall not exceed 1% of the outstanding issued Common Shares, and the maximum value of Options which may be granted to each non-executive director shall not exceed $100,000 in any fiscal year.
Maximum Issuable to One Person	The RSU Plan does not provide for a maximum number of Common Shares which may be issued to an individual (expressed as a percentage or otherwise).	The aggregate Common Shares reserved for issuance to any one person pursuant to the Option Plan shall not exceed 5% of the total number of Common Shares outstanding.
Exercise Price	N/A	Determined by the board at the time of grant, but cannot be less than the volume weighted average trading price (“VWAP”) of the Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the grant date.
Term/Vesting	RSUs vest at the end of the restricted period determined by the board at the time of grant, which can be no later than December 31 of the third calendar year following the grant date, provided that with respect to any U.S. taxpayer, this date shall be no later than two-and-a-half (2 and ½) months following the calendar year in which the expiry of the restricted period occurs.	Options shall vest and become exercisable at such time or times as may be determined by the board. The period during which Options can be exercised is determined by the board at the time of grant, subject to a maximum term of ten (10) years from the grant date (except if such expiry date is during or falls within two (2) days of a blackout period, then the expiry date will be extended to the tenth (10th) business day following the end of the blackout period).
Termination of Employment

•      Death: All unvested RSUs (including any Dividend RSUs (as defined below)) will vest on the date of death. The Common Shares represented by the RSUs (and any Dividend RSUs) shall be issued, or cash will be paid, as determined by the board, to the RSU holder’s estate immediately.

•      Total disability: All unvested RSUs (and any Dividend RSUs) will vest within 60 days following the date on which the RSU holder is determined to be totally disabled, and the Common Shares represented by the RSUs (and any Dividend RSUs) shall be issued, or cash will be paid, as determined by the board, to the RSU holder immediately.

•      Termination without cause or retirement: All unvested RSUs (and any Dividend RSUs) shall vest on the date of termination, and the Common Shares represented by the RSUs (and any Dividend RSUs) shall be issued, or cash will be paid, as determined by the board, to the RSU holder immediately.

•      Resignation (not including retirement) or termination with cause: All RSUs (and any Dividend RSUs) will be forfeited and be of no further force and effect as of the date of termination, except as provided for in the RSU grant letter or as determined by the board.

•      Death: Options are exercisable within the earlier of (i) the expiry of the term of the Options and (ii) six (6) months following the date of death.

•      Termination other than death: Options are exercisable within the greater of (i) the termination date and (ii) ninety (90) days following the date that is designated by the Company as the last day of the participant’s employment, or as otherwise provided for in the Option grant agreement.

Change of Control	All RSUs (and any Dividend RSUs) outstanding shall immediately vest and be payable in cash on the date immediately prior to the date of change of control notwithstanding the restricted period for the RSUs. The RSU holder will receive a cash payment equal to the aggregate market value of the Common Shares underlying the RSUs (and any Dividend RSUs), calculated as of the date that is two business days prior to the date of change of control.	If there is a consolidation, merger or statutory amalgamation or arrangement of the Company with or into another corporation, a separation of the business of the Company into two or more entities or a transfer of all or substantially all of the assets of the Company to another entity, upon the exercise of an Option, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to such event, unless the board otherwise determines the basis upon which such Option shall be exercisable.
Take-over Bid	In the event that the Company becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror and where consideration is paid in whole or in part in equity securities of the offeror, the board may send notice to all holders of RSUs requiring them to surrender their RSUs within ten (10) days of the mailing of such notice, and the holders of RSUs shall be deemed to have surrendered such RSUs on the tenth (10th) day after the mailing of such notice without further formality, subject to certain conditions set forth in the RSU Plan (where “market value” equals the VWAP of the Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the relevant date).	If there is a take-over bid or issuer bid made for all or any of the issued and outstanding Common Shares, then the board may, by resolution, permit all Options outstanding to become immediately exercisable in order to permit Common Shares issuable under such Options to be tendered to such bid.
Dividend	When dividends are paid on any Common Shares, additional RSUs (“Dividend RSUs”) shall be credited to the participant’s account as of the dividend payment date. The number of Dividend RSUs shall be determined by dividing the dollar amount of the distribution payable in respect of the Common Shares underlying the RSUs and any Dividend RSUs then allocated to the participant’s account by the market value of a Common Share on the date the distribution is paid. The Dividend RSUs will be subject to the same restricted period as the initial RSUs for which the Dividend RSUs are issued.	N/A

Transferability	Except pursuant to a will or by the laws of descent and distribution, no RSU, Dividend RSU or any other right or interest of a participant is assignable or transferable.	The benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Option Plan shall not be transferable or assignable by a participant unless specifically provided therein. During the lifetime of a participant, all benefits, rights and options shall only be exercised by the participant or by their guardian or legal representative.
Amendments

The board may discontinue the RSU Plan at any time without first obtaining shareholder approval, provided that, without the consent of a participant, such discontinuance may not in any manner adversely affect the participant’s rights under any RSU.

The board may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the RSU Plan:

•    amend the number of securities issuable under the RSU Plan;

•   change the definition of “Participant” which would have the potential of narrowing, broadening or increasing insider participation;

•   make amendments that may lead to significant or unreasonable dilution to the Company’s outstanding securities, or that may provide additional benefits to participants at the expense of the Company or its shareholders; or

•    make amendments to the transferability provisions of the RSU Plan that would permit RSUs, or any other right or interest of a participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated above, including, without limitation:

•   amendments of a housekeeping nature;

•   the addition or a change to the vesting provisions of an RSU or the RSU Plan;

•    a change to the termination provisions of an RSU or the RSU Plan;

•    amendments to reflect changes to applicable securities laws; and

•    amendments to ensure that the RSUs (and any Dividend RSUs) granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

Subject the requisite shareholder and regulatory approvals, the board may from time to time amend or revise the terms of the Option Plan or may discontinue the Option Plan at any time provided however that no such right may, without the consent of the optionee, in any manner adversely affect his rights under any Option theretofore granted under the Option Plan.

The board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan:

•   any amendment to the number of securities issuable under the Option Plan, including an increase to a fixed maximum number of securities or a fixed maximum percentage of securities, as the case may be, or a change from a fixed number to a fixed percentage of securities;

•   any amendment that increases limits previously imposed on non-executive director participation in the Option Plan;

•   any change to the definition of “Participants” which would have the potential of narrowing or broadening or increasing insider participation;

•   any reduction in the exercise price of Options benefiting an insider of the Company;

•   any extension of the term of Options benefiting an insider of the Company;

•   the addition of any form of financial assistance;

•   any amendment to a financial assistance provision which is more favourable to participants;

•   any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the Option Plan;

•   the addition of deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company;

•    any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to participants, especially to insiders of the Company, at the expense of the Company and its existing shareholders.

The board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Option Plan that are not of the type contemplated above, including, without limitation:

•    amendments of a housekeeping nature;

•    the addition of or a change to vesting provisions of a security or the Option Plan;

•    a change to the termination provisions of a security or the Option Plan which does not entail an extension beyond the original expiry date; and

•    the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve.

Notwithstanding the above, the Company shall additionally obtain requisite shareholders approval in respect of amendments to the Option Plan that are contemplated above to the extent such approval is required by any applicable law or regulations.

You can find a copy of the RSU Plan and Option Plan on the Company’s profile on the SEDAR+ website at www.sedarplus.ca.

Stock option grant rates

Year	Stock options granted in the fiscal year	Total shares outstanding as at December 31, 2023	Grant rate
2023	600,000	250,724,253	0.24%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former directors, former executive officers or former employees of the Company or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this circular, or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries, or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement, or understanding provided us or any of our subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this circular, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10% of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

RETIREMENT BENEFITS

We introduced a defined contribution plan for NEOs on September 7, 2023. Contributions under the plan are deposited into an individual retirement account for each participant. Participants decide how they want their contribution invested based on a range of investment choices. Account values change based on the contributions and performance of the underlying investment. Future benefits or income are not guaranteed.

2023 retirement benefits

In 2023, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan. NEOs receive 15% of their annual base salary and annual short-term incentive award.

The group registered retirement savings plan is non-contributory and competitive with the market.

Contributions are made up to the maximum amount allowed by the Canada Revenue Agency ($30,780 in 2023) for the Canadian executives. Any excess is paid out in cash for their personal non-registered retirement savings plans.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2023:

	Accumulated value at start of year	Compensatory	Accumulated value at year end
Name	($)	($)	($)
Peter Marrone	—	105,490	105,490
Daniel Racine	—	58,605	58,605
Jason LeBlanc	—	38,738	38,738
Basie Maree	—	38,738	38,738
Greg Winch	—	37,189	37,189

The values noted are before tax amounts. All required tax withholdings are made before contributions are made to an executive’s account.

TERMINATION AND CHANGE OF CONTROL

We have employment agreements with each current NEO that provide for payments if his employment is terminated. The agreements include provisions for termination both with and without cause, for “Good Reason”, or for other triggering events in a change of control situation and are described on the next page.

Name	Notice Period	Severance on Termination(1)	Severance on Double Trigger Change of Control(2)	Benefits	Stock Options	DSUs(3)/RSUs/PSUs
Peter Marrone	90 days written notice	2.75 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 3.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.75 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and three years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

DSUs: Redeemed upon date of termination and paid within 60 days.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Daniel Racine	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and two years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

DSUs: Redeemed upon date of termination and paid within 60 days.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Name	Notice Period	Severance on Termination(1)	Severance on Double Trigger Change of Control(2)	Benefits	Stock Options	DSUs(3)/RSUs/PSUs
Jason LeBlanc	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and two years.	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Basie Maree	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and two years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Greg Winch	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation.	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation.	Comparable coverage to current health benefits until earlier of new employment and two years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Scott Ackerman(4)	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Severance on termination: Paid on termination for any reason other than cause (not including a change of control). Severance paid on termination for cause is equal to the minimum entitlements provided by the applicable employment standards legislation.

(2) Severance on double trigger change of control: Paid on a change of control followed by a termination or other triggering event.

(3) Messrs. Marrone and Racine are the only NEOs eligible to receive DSUs by virtue of their appointment to the board.

(4) Former NEO: Mr. Ackerman voluntarily resigned his position effective September 7, 2023, in connection with the closing of the Transaction.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the NEO that result in a payment following or related to a termination, resignation, retirement, change of control of Allied or a change in responsibilities.

Estimated incremental payments on termination

The table below shows the estimated incremental amount that would have been paid to each NEO if they had been terminated without cause on December 31, 2023, each calculated using the early termination provisions in their employment agreements.

Name	Base salary ($)	Annual bonus ($)	Other ($)	Total ($)
Peter Marrone	3,150,000	12,866,175	1,507,143	17,523,318
Daniel Racine	1,250,000	5,105,625	606,272	6,961,897
Jason LeBlanc	937,500	2,735,156	418,740	4,091,397
Basie Maree	937,500	2,735,156	418,740	4,091,397
Greg Winch	720,000	2,100,600	326,292	3,277,188
Scott Ackerman	—	—	—	—
Total	6,995,000	25,542,173	3,277,188	35,814,900

There are no outstanding Options, RSUs, DSUs, or PSUs issued to NEOs at this time, but all stock-based awards, as may be issued in the future, would vest on termination as follows:

•	Options would vest on the date of notice of termination and remain exercisable for the earlier of 24 months from the termination date and the termination date of the applicable option.
•	DSUs would be redeemed on the termination date and paid within 60 days, unless an individual continued to be an eligible director of the Company following termination of their employment agreement.
•	RSUs would vest at the time of termination without cause and paid immediately. RSUs would be forfeited on resignation or termination for cause subject to any provisions to the contrary in the applicable RSU grant letter.
•	PSUs would continue to be credited and paid out as usual on termination without cause until the end of the applicable performance period (including incurring vesting on all dividends, if applicable). Pending PSUs would be forfeited on termination for cause or without Good Reason, subject to the discretion of a committee.

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause following a change of control on the last business day of the Company’s most recently completed financial year, each calculated using the early termination provisions in their employment agreements.

Name	Base salary ($)	Annual bonus ($)	Other ($)	Total ($)
Peter Marrone	2,475,000	10,109,138	1,190,695	13,774,832
Daniel Racine	1,250,000	5,105,625	606,272	6,961,897
Jason LeBlanc	937,500	2,735,156	418,740	4,091,397
Basie Maree	937,500	2,735,156	418,740	4,091,397
Greg Winch	720,000	2,100,600	326,292	3,277,188
Scott Ackerman	—	—	—	—
Total	6,320,000	22,785,675	2,960,739	32,066,414

There are no outstanding Options, RSUs, DSUs, or PSUs issued to NEOs at this time, but all stock-based awards, as may be issued in the future, would vest on a double trigger change of control as follows:

•	Options would vest on the date of notice of termination and remain exercisable for the earlier of 24 months from the termination date and the termination date of the applicable option.

•	DSUs would be redeemed on the termination date and paid within 60 days, unless an individual continued to be an eligible director of the Company following the change of control.
•	RSUs would vest upon a change of control and be paid immediately in cash.
•	PSU’s would vest upon a change of control and be paid within 10 business days.

How we define change of control

A change of control means any of the following:

Severance is payable upon a change of control if the NEO is terminated without cause within 12 months of the change of control, or if a Triggering Event (as defined in each of the NEOs employment agreement) occurs within 12 months and the NEO resigns within 6 months of the Triggering Event. Payments are made within 10 business days of termination or notice to terminate. The executive must execute a release of claims to receive change of control severance payments.

•	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;
•	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights, or properties of the Company and/or any of its Subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its subsidiaries on a consolidated basis to any other Person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its Subsidiaries;
•	a resolution is adopted to wind up, dissolve or liquidate the Company;
•	any Person, entity or group of Persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror (as such terms are defined in applicable securities laws), to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);
•	as a result of or in connection with: (A) a contested election of directors, or (B) a consolidation, merger, amalgamation, arrangement, or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity, the nominees named in the most recent Management Information circular of the Company for election to the board shall not constitute a majority of the board; or
•	the board adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

How we define good reason

A good reason means any of the following events where it occurs without the NEO’s express agreement in writing:

•	an adverse change in any of the duties, powers, rights, discretion, prestige, salary, benefits or perquisites of the NEO, and with respect to financial entitlements, the conditions under and manner in which they were payable;
•	a diminution of the title of the NEO;
•	a change in the person or body to whom the NEO reports, provided that this shall not include a change resulting from a promotion in the normal course of business; or
•	any other event or occurrence that would constitute or give rise to a claim for constructive dismissal as determined under the common law of Ontario.

OTHER INFORMATION

Additional information

You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2023, in our 2023 annual report to shareholders. You can also access a copy and other information about Allied on our website (www.alliedgold.com), on SEDAR+ (www.sedarplus.ca).

Audit Committee

Information with respect to the audit committee can be found in the Company’s most recent Annual Information Form, available on the Company’s profile on SEDAR+ at www.sedarplus.ca under the heading “Audit Committee”.

Forward-looking statement advisory

This circular contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include: the Company’s expectations in connection with the production and exploration, development and expansion plans at its projects; the Company’s expectations regarding its NEO, executive and director compensation; the Company’s expectations regarding its ability to achieve any future diversity targets; build out and changes to the Company’s director and executive compensation program; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international sustainability disclosure standards and best practices risks relating to the exploration, development and operation of mineral properties; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the United States Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of; risks related to the Company’s investments and; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of Common Shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to Common Shares, including conversion of outstanding convertible securities of the Company; future sales of Common Shares by existing shareholders; the Company’s dependence on key management personnel and executives; vulnerability of information systems including cyber-attacks; as well as those risk factors discussed or referred to in the Company’s annual information form for the year ended December 31, 2023.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information

APPENDIX A

Charter of The Board of Directors

Dated as of September 7, 2023

General

The Board of Directors (the “Board”) is responsible for the stewardship of Allied Gold Corporation (the “Company”), for the general supervision of the management of the business and affairs of the Company and its subsidiaries (the “Group”), and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its Group operations.

The Board discharges its responsibilities directly and through the delegation to its standing committees, currently consisting of the Audit Committee, the Compensation Committee, the corporate Governance And Nominating Committee, and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Group. Meetings shall be in person or by audio or video conference or such other electronic facility as provides electronic means of attendance and participation in the meeting. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present. The Board shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose.

Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 – Corporate Governance Guidelines, as revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

Responsibilities

The Board’s responsibilities shall include:

•	Succession planning for short, medium and long-term including the selection, appointment, oversight of training, monitoring performance and evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•	Provide oversight and input into the development of the Company’s long-term business strategies and review and monitor progress in executing those strategies, and approve at least annually, a strategic plan that takes into account business opportunities and business risks identified by the Board or the Audit Committee and monitoring performance against such plans.

•	Provide strategic direction to senior management and ensure that the necessary financial and human resources are in place to meet the Group’s objectives.

•	Overseeing the reporting of the Company’s financial performance to shareholders on a timely and regular basis, and in accordance with all applicable laws and regulations, and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•	Reviewing, monitoring and assessing the Company’s management of enterprise risks, including operational, audit and financial, regulatory, governance, reputational, cybersecurity, sustainability and health and safety, and evaluating risk appetite and any change to the risk strategy.

•	Enhancing congruence between shareholder expectations, Company plans and management performance.

•	Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•	Evaluating, with the Chairman and Chief Executive Officer ("CEO"), how a culture of integrity can be established beginning with the Board of Directors and throughout the organization.

•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•	Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document and on the Company’s website.

•	Obtaining periodic reports from management on the Company’s and Group’s operations.

•	Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•	The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•	With the assistance of the Corporate Governance And Nominating Committee:

o	Developing the Company’s approach to corporate governance.

o	Reviewing the composition of the Board and ensuring it respects its independence criteria and has the right skillsets to meet the needs of the Company.

o	The assessment, at least annually, of the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

o	Reviewing and approving annual disclosure of the Company’s corporate governance policies.

o	Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

o	Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

o	Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

o	Review and approve the succession planning processes of the Company with respect to senior management as recommended by the Corporate Governance And Nominating Committee.

•	With the assistance of the Audit Committee:

o	Ensuring the integrity of the Company’s internal controls and management information systems.

o	Ensuring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and guidance and the Company's own governing documents.

o	Identifying the principal and emerging risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

o	Reviewing the Company’s insurance program to ensure adequacy of coverage.

o	Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

o	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

o	Assessing the independence, efficacy, effectiveness and quality of audit of the auditors.

•	With the assistance of the Compensation Committee:

o	Reviewing and approving corporate goals and objectives relevant to the Chairman and CEO’s compensation, evaluating the Chairman and CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the Chairman and CEO’s compensation level based on this evaluation.

o	Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

o	Reviewing executive compensation disclosure before the Company publicly discloses such information.

•	With the assistance of the Sustainability Committee:

o	Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

o	Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

o	Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

Review

The Board will review this Charter at least every two years or, where circumstances warrant, at a shorter interval, in order to determine if further additions, deletions or amendments are required.

Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.

The independent directors may meet without senior executives of the Company or any non-independent Directors, as required.

APPENDIX B

See Attached.